Exhibit 99.2

GREEN PROXY	GREEN PROXY

CENTRAL GOLDTRUST

SPECIAL MEETING OF UNITHOLDERS

GREEN FORM OF PROXY

The undersigned holder of trust units (“Units”) of CENTRAL GOLDTRUST (“GoldTrust”) hereby appoints Sharon Ranson, Lead Trustee of GoldTrust, of Toronto, Ontario, or failing her, Rosemary Zigrossi, a Trustee of GoldTrust, of Toronto, Ontario, or instead of either of the foregoing,____________________________________________________ as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the special meeting of holders of Units of GoldTrust (the “Meeting”) to be held at St. Andrew's Club and Conference Centre, Executive One Boardroom, 150 King Street West, Toronto, Ontario, Canada on Friday, January 15, 2016 at 9:00 a.m. (Toronto time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof.

This GREEN form of proxy should be read in conjunction with the accompanying Management Information Circular of GoldTrust dated December 17, 2015 (the “Circular”).

If you have already tendered Units to the Sprott Offer (as defined in the Circular), there is no requirement to fill out a form of proxy to vote your Units at the Meeting in favour of the Sprott Offer (as defined in the Circular). Such Units will be voted in favour of the special resolutions attached as Appendix “A” to the Circular by Sprott Asset Management Gold Bid LP by using the power of attorney in section 12 of the Sprott Offer Letter of Transmittal (as defined in the Circular). For information on how Unitholders can revoke their power of attorney, please see “Voting Instructions – Withdrawal of Units from Sprott Offer” in the accompanying Circular.

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1.	The special resolutions authorizing, approving and adopting, among other things, the Merger (as defined in the Circular), in the form attached as Appendix “A” to the Circular:

FOR	AGAINST

The Units represented by this GREEN form of proxy will be voted for or voted against, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Units shall be voted accordingly. IN THE ABSENCE OF ANY DIRECTION, YOUR UNITS WILL BE VOTED FOR THE SPECIAL RESOLUTIONS APPROVING THE MERGER.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this GREEN form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED this               day of                                  , 20___

(Signature of Unitholder)

GREEN PROXY	GREEN PROXY

NOTES:

1.	A HOLDER OF UNITS ("Unitholder") HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A UNITHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A Unitholder may do so by inserting the name of such other person in the blank space provided.

2.	To be valid, proxies must be completed and delivered to CST Trust Company for receipt not later than 9:00 a.m. (Toronto time) on Wednesday, January 13, 2016 or, in the case of an adjournment or postponement, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to any reconvened Meeting. Proxies may be returned to CST Trust Company by mail in an envelope addressed to CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by hand delivery to CST Trust Company, 320 Bay Street, Basement Level (B1 Level), Toronto, Ontario M5H 4A6 or by facsimile to 416- 368-2502 (within the Toronto area) or 1-866-781-3111 (outside the Toronto area).

3.	This GREEN form of proxy must be dated and signed by the holder of Units or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized. If the Units are registered in the name of an executor, administrator or trustee, please sign exactly as the Units are registered. If the Units are registered in the name of a deceased Unitholder, the Unitholder's name must be printed in the space provided, this GREEN form of proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Unitholder must be attached. Where Units are held jointly, each owner must sign. If your address as shown is incorrect, please give your correct address when returning this GREEN form of proxy.

In many cases, Units beneficially owned by a holder (a "Non-Registered Unitholder") are registered in the name of a securities dealer or broker or other intermediary or clearing agency. Non-Registered Unitholders should, in particular, review the section entitled "Voting Instructions – Voting by Proxy – Beneficial (non-registered) Unitholders” in the accompanying Circular.

4.	If this GREEN form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed to the Unitholder by GoldTrust.

5.	THIS GREEN FORM OF PROXY IS SOLICITED BY OR ON BEHALF OF GOLDTRUST.

6.	THIS GREEN FORM OF PROXY IS FOR USE BY UNITHOLDERS AT THE SPECIAL MEETING OF UNITHOLDERS OF GOLDTRUST TO BE HELD ON FRIDAY, JANUARY 15, 2016 AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF.